UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42193

Heramba Electric plc

(Translation of registrant’s name into English)

Kiepe Platz 1

D-40599 Düsseldorf

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Effective as of October 16, 2024, Peter Muemmler resigned as Chief Financial Officer of Heramba Electric plc (the “Company”). To the Company’s knowledge, Mr. Muemmler’s resignation was not the result of any dispute or disagreement with the Company or the board of directors of the Company (the “Board”) on any matter relating to the Company’s operations, policies or practices.

In connection with Mr. Muemmler’s resignation, on October 18, 2024, the Board appointed Michele Molinari as the interim Chief Financial Officer of the Company, effective immediately. Mr. Molinari will also continue to serve as the Chief Executive Officer of the Company and as a member of the Board. Additional information regarding, among other things, Mr. Molinari’s background and public company experience is contained in the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on August 5, 2024, which information is incorporated herein by reference.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: October 21, 2024	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer

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